Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-136506 on Form S-8 of our report dated April 2, 2007, relating to the consolidated financial statements of Evercore Partners Inc. and subsidiaries (the “Company”) and the combined financial statements of Evercore Holdings (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the formation of the Company, the adoption of Statement of Financial Accounting Standard (SFAS) No. 123(R) Share-Based Payment on January 1, 2006, and the Company becoming subject to U.S. corporate federal income taxes that it accounts for in accordance with SFAS No. 109 Accounting for Income Taxes) appearing in this Annual Report on Form 10-K of Evercore Partners Inc. for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

New York, New York

April 2, 2007